®	March 23, 2012

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

Re:	E. I. du Pont de Nemours and Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 9, 2012
File No. 001-00815

Dear Mr. Cash:

We have received the letter dated March 16, 2012 addressed to Nicholas C. Fanandakis, Executive Vice President and Chief Financial Officer of E. I. du Pont de Nemours and Company, from the staff of the U.S. Securities and Exchange Commission (“Staff”) regarding the above-referenced filing.

I write to confirm that due to previously scheduled travel commitments, DuPont respectfully requested and the Staff granted an extension until April 16, 2012 to respond to the Staff’s comments.

Please contact me at 302 774-1000 if you have any questions or require further information.

Thank you.

Sincerely,

/s/ Calissa W. Brown

Calissa W. Brown
Corporate Counsel & Assistant Secretary